SEC Mail Pro
Sectio.

FEB 27 2009

Washington, DC
110

09055881

ITED STATES
EXCHANGE COMMISSION
ıgton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Sonterra Group, Inc.
dba The Delta Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 NE Loop 410, Suite 711
(No. and Street)

San Antonio, (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Gilroy (210)930-3111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio, (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Gilroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sonterra Group, Inc. dba The Delta Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

TRACIE HOLLY
Notary Public, State of Texas
My Commission Expires
January 06, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
The Sonterra Group, Inc. dba The Delta Company
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Sonterra Group, Inc. dba The Delta Company (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sonterra Group, Inc. dba The Delta Company as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darilek Butler

San Antonio, Texas
February 17, 2009

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Statement of Financial Condition
December 31, 2008

ASSETS		
Current Assets:		
Cash	$	79,872
Certificates of Deposit		23,012
Prepaid Expenses		21,789
Total Current Assets		124,673
Fixed Assets:		
Furniture & Fixtures		6,115
Leasehold Improvements		80,000
Accumulated Depreciation		(5,988)
Net Fixed Assets		80,127
Other Assets		3,177
TOTAL ASSETS	$	207,977
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Margin Tax Payable	$	2,831
Stockholders' Equity:		
Common Stock, $0.10 Par Value, 1,000,000 Shares Authorized, 15,000 Issued and Outstanding		1,500
Additional Paid-In Capital		233,500
Retained Earnings		(29,854)
Total Stockholders' Equity		205,146
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	207,977

The Accompanying Notes are an Integral Part of These Financial Statements.

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Statement of Income
Year Ended December 31, 2008

Revenues:		
Commission Income	$	1,522,977
Interest Income		775
Total Revenues		1,523,752
Expenses:		
Commissions		727,280
Depreciation		926
FINRA Fees		29,285
Insurance		21,618
Miscellaneous Expenses		4,640
Other Taxes		97
Payroll Taxes		52,151
Pension Expense		85,135
Professional Fees		10,541
Salaries		341,431
		1,273,104
Income (Loss) Before Income Taxes		250,648
Margin Tax		(2,831)
Net Income (Loss)	$	247,817

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2007	$ 1,500	$ 233,500	$ (157,671)	$ 77,329
Dividends	-	-	(120,000)	(120,000)
Net Income (Loss)	-	-	247,817	247,817
Balance - December 31, 2008	$ 1,500	$ 233,500	$ (29,854)	$ 205,146

The Accompanying Notes are an Integral Part of These Financial Statements.

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net Income (Loss)	$ 247,817
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:	
Depreciation	926
(Increase) Decrease in:	
Prepaid Expenses	(6,850)
Increase (Decrease) in:	
Margin Tax Payable	504
Net Cash Provided (Used) by Operating Activities	242,397
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(80,000)
Additions to Certificates of Deposit	(774)
Net Cash Provided (Used) by Investing Activities	(80,774)
Cash Flows from Financing Activities:	
Dividends Paid	(120,000)
Net Cash Provided (Used) by Financing Activities	(120,000)
Net Increase (Decrease) in Cash	41,623
Cash Balance - December 31, 2007	38,249
Cash Balance - December 31, 2008	$ 79,872

Supplemental Information:

Margin Taxes Paid	$ 1,529

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Notes to the Financial Statements
December 31, 2008

Note A - Organization and Summary of Significant Accounting Policies

Nature of Business

The Sonterra Group, Inc. dba The Delta Company (the Company) was incorporated under the laws of the State of Texas on January 17, 2002. The Company is retained by Zeppelinn Energy, L.P. as a registered broker/dealer in connection with the marketing of private placement joint ventures formed in Texas for the exploration and production of oil and gas.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance and repairs are charged to expense as incurred. . Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Furniture & Fixtures	7 – 10 years
Leasehold Improvements	Lesser of 15 years or remaining lease period

Depreciation expense for the year ended December 31, 2008 was $926.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Income Taxes

Effective for the year ended December 31, 2008, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. Income tax expense reported on these financial statements represents a provision for the Texas margin tax, an additional tax enacted on most entities doing business in Texas. For the year ended December 31, 2008, the Company recorded a Texas margin tax expense of $2,831, which was payable as of December 31, 2008.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, checking accounts, and short-term certificates of deposits with original maturities of three months or less as cash and cash equivalents. At December 31, 2008, the Company had no cash equivalents.

Note B - Related Party Transactions

The Company receives commissions from partnerships managed by a related partnership, Zeppelinn Energy, L.P. (Zeppelinn). The Company and Zeppelin are owned by the same individuals.

The Company has agreed by contract to receive 15% of the sales price per unit of all partnership units sold, acting as broker/dealer, pursuant to selling agreements with Texas Joint Venture Partnerships. During 2008, the Company earned $1,522,977 in commissions under these contracts.

Additionally, Zeppelin pays operating expenses for the Company, except for salaries, commissions to salesmen, security licensing fees, audit fees, and retirement plan contributions.

During the year ended December 31, 2008, Zeppelin incurred leasehold improvement costs related to an office space expansion and remodel. The Company reimbursed Zeppelinn $80,000 of the cost and recorded these costs as leasehold improvements. There is no lease agreement between Zeppelinn and the Company for the Company's use of Zeppelinn's office space; however, these costs were capitalized due to the nature of the costs.

Note C - Major Customers

All of the investments sold by the Company are managed by Zeppelinn (see Note B).

Note D - Retirement Plan

The Company has a 401(k) employees' profit sharing plan covering substantially all of its eligible employees. The Company makes an annual safe harbor contribution to the plan equal to 3% of eligible salaries. The plan also allows for additional contributions at the discretion of the owners, but may not exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of contribution. The Company contributed $85,135 to the plan during the year ended December 31, 2008.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2008, the Company had net capital of $99,946, which was $94,946 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.028 to 1.

SUPPLEMENTAL INFORMATION

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2008

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$ 205,146
Less: Nonallowable Assets	105,093
Net Capital before Haircuts on Securities	100,053
Haircuts on Securities (Certificates of Deposit)	(107)
Net Capital	99,946
Less: Net Assets not Allowable for Net Capital (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 94,946

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Margin Tax Payable	$ 2,831
Total Aggregate Indebtedness	$ 2,831

Ratio: Aggregate Indebtedness to Net Capital 0.028 to 1

THE SONTERRA GROUP, INC.
dba THE DELTA COMPANY

Schedule II - Other Reporting Requirements
December 31, 2008

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

As of December 31, 2007, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

" ... The provisions of this section shall not be applicable to a broker or dealer ... who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Sonterra Group, Inc .... "

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

There were no material differences between Net Capital as presented on Schedule I herein and the Company's presentation of Net Capital reported in Part IIA of Form X-17A-5 as of December 31, 2008, as amended.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

The Board of Directors and Stockholders of
The Sonterra Group, Inc. dba The Delta Company
San Antonio, Texas

In planning and performing our audit of the financial statements of The Sonterra Group, Inc. dba The Delta Company (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)
(CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daulitz Butler

San Antonio, Texas
February 17, 2009